Exhibit 21.1

Nakamoto Inc. Subsidiaries

1.	Nakamoto Advisory LLC, a Delaware limited liability company

2.	Nakamoto Holdings, Inc., a Delaware corporation

3.	Naka SPV 1, LLC, a Delaware limited liability company

4.	Kindly, LLC, a Utah limited liability company